Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001 www.morganlewis.com

Leon E. Salkin

Associate

215.963.5620

lsalkin@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

April 29, 2016

Lauren Sprague, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bishop Street Funds 485(a) Filing (File Nos. 033-80514 and 811-08572)

Dear Ms. Sprague:

On behalf of our client, Bishop Street Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s post-effective amendment No. 44, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 45, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement on Form N-1A filed with the SEC on February 12, 2016 pursuant to Rule 485(a) under the 1933 Act, for the purpose of introducing the Bishop Street Short-Duration Bond Fund (the “Fund”) as a series of the Trust (the “Amendment”). Below, we have briefly summarized your comments and questions, and submitted our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please associate the Fund’s ticker symbol with its class identifier.

Response. The requested change has been made.

2.	Comment. Please explain supplementally how “Other Operating Expenses” were estimated for the “Annual Fund Operating Expenses” table.

Response. Other Operating Expenses were estimated based on the fees and expenses expected to be incurred by the Fund during the fiscal year ending December 31, 2016, given the Fund’s anticipated assets during the fiscal year.

3.	Comment. Please confirm supplementally that the “Example” costs do not take into account the Adviser’s voluntary expense limitation.

Response. The Trust confirms that the “Example” costs do not take into account the Adviser’s voluntary expense limitation.

4.	Comment. In the “Principal Investment Strategies” section, please state that the Fund will maintain an average duration of no more than 3 years, given the name of the Fund and Staff guidance relating to Rule 35d-1 under the 1940 Act.

Response. The Trust respectfully declines to make the requested change because the response to Question 12 of the Frequently Asked Questions about Rule 35d-1 prepared by the Staff states that the Staff “has not developed specific guidelines regarding a fund’s use of a name, e.g., ‘short-duration bond fund,’ suggesting that its bond portfolio has a particular duration [and a] fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used…”

5.	Comment. Please relate the last sentence of the second paragraph of the “Principal Investment Strategies” section to the Fund’s investment objective and principal investment strategies.

Response. The sentence has been revised to read as follows:

Thus, the shorter the duration, the less volatile the security.

6.	Comment. Please address duration risk in the “Principal Risks” section.

Response. The fourth sentence of the “Fixed Income Risk” paragraph in the section has been revised to read as follows:

Also, longer-term and longer-duration securities are generally more volatile, so the maturity and duration of securities affects their risk.

7.	Comment. Please relate the first sentence of the “Principal Risks” section to an investment in the Fund.

Response. The sentence has been deleted and replaced with the following:

As with all mutual funds, there is no guarantee that the Fund will achieve its investment objective. You could lose money by investing in the Fund.

8.	Comment. Please include a discussion of the Fund’s “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

Response. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the Fund’s Prospectus, information relating to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

9.	Comment. Please define the term “NAV” at its first use.

Response. The requested change has been made.

10.	Comment. Please identify in a general manner any national holidays when Fund shares will not be priced, in accordance with Item 11(a)(3) of Form N-1A.

Response. The disclosure under the “General Information” heading in the “How to Purchase Fund Shares” section states that “[t]he Fund’s NAV is calculated once each Business Day,” and defines a “Business Day” as “any day that the New York Stock Exchange (NYSE) is open for business.” In light of the foregoing, the Trust believes that the prospectus includes appropriate disclosure with respect to this matter.

11.	Comment. Please revise the first sentence under the “How the Fund Calculates NAV” heading in the “How to Purchase Fund Shares” section to more fully describe how the Fund calculates NAV.

Response. The sentence has been revised to read as follows:

The NAV of the Fund’s shares is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities, by the total number of shares outstanding.

12.	Comment. Please describe the circumstances under which the $15 fee referenced under the “Receiving Your Money” heading in the “How to Sell Your Fund Shares” section will be waived, in accordance with Item 11(c)(2) of Form N-1A.

Response. Item 11(c)(2) of Form N-1A requires a description of the circumstances under which redemption charges will be waived. Because the $15 fee is charged for the wiring of redemption proceeds, as opposed to the redemption of Fund shares, the Trust respectfully declines to make the requested change.

13.	Comment. Please revise the reference to the term “Fund” in the second to last sentence of the “How to Exchange Your Shares” section, because the term is limited to the Fund.

Response. The reference has not been revised, because the prospectus has been combined with that of the other Bishop Street Funds, and the term includes each of the Bishop Street Funds in the combined prospectus.

14.	Comment. Please clarify whether the redemption fee will be imposed on exchanges of Fund shares.

Response. The first sentence under the “Redemption Fee” heading in the “Other Policies” section has been revised to read as follows:

In an effort to discourage short-term trading and defray costs incurred by shareholders as a result of short-term trading, the Fund charges a 1.00% redemption fee on redemptions (including exchanges) of shares that have been held for less than 30 days.

15.	Comment. Please consider revising the disclosure under the “Unclaimed Property” heading in the “Other Policies” section to further explain escheatment, its triggers and its impact on the Fund and its shareholders, as well as the roles and responsibilities of the parties with respect to such rules.

Response. The disclosure has been revised to read as follows:

Each state has unclaimed property rules that generally provide for escheatment (or transfer) to the state of unclaimed property under various circumstances. Such circumstances include inactivity (e.g., no owner-initiated contact for a certain period), returned mail (e.g., when mail sent to a shareholder is returned by the post office, or “RPO,” as undeliverable), or a combination of both inactivity and returned mail. Once it flags property as unclaimed, the Fund will attempt to contact the shareholder, but if that attempt is unsuccessful, the account may be considered abandoned and escheated to the state. More information on unclaimed property and how to maintain an active account is available through your state or by calling 1-800-262-9565.

Comments on the Statement of Additional Information (“SAI”)

16.	Comment. Please add the Fund’s share class and ticker symbol to the cover.

Response. The requested changes have been made.

17.	Comment. Please disclose the types of investments that the Fund may make while assuming a temporary defensive position, in accordance with Item 16(d) of Form N-1A.

Response. The following disclosure has been added to the SAI:

TEMPORARY DEFENSIVE POSITIONS

During unusual economic or market conditions, or for temporary defensive purposes, the Fund may invest up to 100% of its assets in money market instruments and other cash equivalents that would not ordinarily be consistent with its investment objective. If the Fund invests in this manner, it may not achieve its investment objective. The Fund will only make temporary defensive investments if the portfolio managers believe that the risk of loss outweighs the opportunity for capital appreciation or current income.

18.	Comment. Please add “and Length of Time Served” to the “Position with Trust” headings of the tables in the “Trustees and Officers of the Trust” section.

Response. The requested changes have been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin
Leon E. Salkin

5